UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2025

Commission file number: 001-41334

RAIL VISION LTD.

(Translation of registrant’s name into English)

15 Ha’Tidhar St

Ra’anana, 4366517 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Results of the Extraordinary General Meeting of Shareholders

On November 24, 2025, Rail Vision Ltd. (the “Company”) convened an Annual and Extraordinary General Meeting of Shareholders (the “Meeting”). However, the Meeting was adjourned for one week to the same day, time and place due to lack of quorum. Accordingly, the Meeting will be reconvened on Monday, December 1, 2025 at 15.00 p.m. (Israel time) at the offices of the Company at 15 Ha’Tidhar St. Ra’anana, Israel.

Proxies submitted by registered shareholders and street shareholders (returned via the proxy card) must be received by the Company, according to article 33 (b) of the Company’s articles, not less than forty eight (48) hours before the time fixed for adjourned Meeting (no later than 15.00 p.m. (Israel time) on November 29, 2025), to ensure representation at the Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rail Vision Ltd.

Date: November 24, 2025	By:	/s/ Ofer Naveh
	Name:	Ofer Naveh
	Title:	Chief Financial Officer